

Mail Stop 3561

May 3, 2016

David Frydenlund
General Counsel and Corporate Secretary
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

> **Re:** **Energy Fuels, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 15, 2016**
> **File No. 333-210782**

Dear David Frydenlund:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2016, letter.

1.   We note that the legality opinion in Exhibit 5.1 now states that the Shares, Preferred Shares, and Warrant Shares will be legally issued _as_ fully paid and non-assessable. Please file a revised legality opinion that opines on whether such shares will be legally issued, fully paid, **_and_** non-assessable, as those terms are understood under U.S. law. For guidance, refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

Please contact Kathleen Suellentrop at (202) 551-4256 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Richard Raymer, Esq.
        Dorsey & Whitney LLP